

September 20, 2013

Via E-Mail
Mr. Wayne A. Whitener
TGC Industries, Inc.
President and Chief Executive Officer
101 East Park Blvd, Suite 955
Plano, TX 75074

> **Re:** **TGC Industries, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Response letter dated May 31, 2013**
> **File No. 1-32472**

Dear Mr. Whitener:

We have reviewed your filings and response and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note B – Summary of Significant Accounting Policies

Revenue Recognition, page 32

Seismic Surveys

1.   We note your response to prior comments one through four from our letter dated May 9, 2013. As it relates to your seismic turnkey contracts, please provide us the following additional information:

- Tell us the length or duration of a typical turnkey contract;

- Describe the specific steps that occur, the costs that are incurred and the amount of time that elapses between when data points are recorded or receiver lines are laid and final delivery of seismic data to the customer;

- Describe the value that would be conveyed to your customer in the event that your performance under the contract ends after all or a portion of contractual seismic data points are recorded or receiver lines are laid but before final delivery of seismic data specified in the contract; and,

- Describe when and how delivery of the contractual data is made to the customer, including if the customer is legally entitled to the data as it is recorded, or only after all data has been collected.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant